UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND
UNDERTAKING

        A.    Name of issuer or person filing ("Filer"):

        B.    (1) This is [check one]

        ☒    an original filing for the Filer

        ☐     an amended filing for the Filer

        (2)   Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

        Note: Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper:

          (a)   if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or

          (b)   if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation A (17 CFR 230.251- 230.263 of this chapter).

        (3)   a filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201- 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2)-232.202(c)) on the cover page of the Form F-X.

        C.    Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Minefinders Corporation Ltd.
Form type:	Form F-10
File Number (if known):	333-155590
Filed by:	Minefinders Corporation Ltd.
Dated Filed (if filed concurrently, so indicate): Filed concurrently on November 21, 2008

        D.    The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at (Address in full and telephone number):

Suite 2288-1177, West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
(604) 687-6263

        E.    The Filer designates and appoints DL Services Inc. ("Agent"). Located at U.S. Bank Center, 1420 5th Avenue, Suite 3400, Seattle, WA 98101-4010, (206) 903-8800:

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

          (a)   any investigation or administrative proceeding conducted by the Commission; and

          (b)   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on (Name of form) Form F-10 on (Date) November 21, 2008 or any purchase or sales of any security in connection therewith. The Filer stipulates an agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

        F.     The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form F-10 relates has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

        G.    The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, this 21st day of November, 2008.

By	/s/ Greg D. Smith
	Name:	Greg D. Smith
	Title:	Chief Financial Officer

        This statement has been signed by the following persons and on the dates indicated.

DL SERVICES, INC. (Agent for Service)
By:	/s/ SHERI L. BERNDT-SMITH
	Name:	Sheri L. Berndt-Smith
	Title:	Vice President
November 21, 2008 Date